BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Grey Advertising Inc - Class A


Pursuant to Rule 13d-1 of the General
Rules and Regulations under the
Securities Exchange Act of 1934, the
following is one copy of the Schedule
13G with respect to the common stock of
the above referenced corporation.

Please acknowledge your receipt of the
Schedule 13G filing submission through
the EDGAR-Link System software, by E-
Mail confirmation.


Sincerely,




Damian P. Reitemeyer



Enclosures











  SECURITIES AND EXCHANGE COMMISSION
        Washington, D.C.  20549


             SCHEDULE 13G

 Under the Securities Exchange Act of
                 1934
          (Amendment No. 2)*

         Grey Advertising Inc
_______________________________________
            NAME OF ISSUER:
   Common Stock - Class A (Par Value
                $1.00)
_______________________________________
     TITLE OF CLASS OF SECURITIES
               397838103
_______________________________________
             CUSIP NUMBER


Check the following box if a fee is
being paid with this statement [ ].  (A
fee is not required only if the filing
person: (1) has a previous statement on
file reporting beneficial ownership of
more than five percent of the class of
securities described in Item 1; and (2)
has filed no amendment subsequent
thereto reporting beneficial ownership
of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall
be filled out for a reporting person's
initial filing on this form with
respect to the subject class of
securities, and for any subsequent
amendment containing information which
would alter the disclosures provided in
a prior cover page.

The information required in the
remainder of this cover page shall not
be deemed to be "filed" for the purpose
of Section 18 of the Securities
Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of
that section of the Act but shall be
subject to all other provisions of the
Act (however, see the Notes).

   (Continued on following page(s))




                    Page 1 of 8 Pages







CUSIP No. 397838103
Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for employee benefit plans 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
               (A)  [ ]
               (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust Company 2,900 shares

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY
               Bankers Trust Company 0 shares

  EACH         7. SOLE DISPOSITION
  POWER
  REPORTING    Bankers Trust Company 3,300 shares

  PERSON       8. SHARED DISPOSITION
POWER
  WITH         Bankers Trust Company 0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING
  PERSON
               Bankers Trust Company 3,300 shares













CUSIP No. 397838103                Page 3 of 8 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES  [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust Company  0.4%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK


CUSIP No. 397838103                Page 4 of 8 Pages


          DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT
SHALL NOT BE CONSTRUED AS AN ADMISSION
THAT BANKERS TRUST NEW YORK CORPORATION
OR BANKERS TRUST COMPANY, AS TRUSTEE
(THE BANK) IS, FOR THE PURPOSE OF
SECTION 13(g)OF THE SECURITIES AND
EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE
SECURITIES SET FORTH IN ITEM 4(a)(ii)
HEREOF.


Item 1(a) NAME OF ISSUER:

          Grey Advertising Inc

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          777 Third Avenue
          New York, NY  10017

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for employee benefit plans.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York  10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company, as Trustee for employee benefit plans, are both corporations incorporated in the State of New York with their principal business offices located in New York.













CUSIP No. 397838103                Page 5 of 8 Pages


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock - Class A (Par Value $1.00) of Grey
          Advertising Inc, a Delaware corporation.

Item 2(e) CUSIP NUMBER:

          397838103

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          (i) As of December 31, 1997,
          Bankers Trust Company, as
          Trustee for employee benefit
          plans (the Bank), was the
          beneficial owner of 3,300
          shares of common stock.

          (ii) It was also the record
          owner of 49,763 shares held
          by the Bank as trustee of the
          Grey Advertising Inc. Profit
          Sharing ESOP Plan (the Plan) with respect to which the bank disclaims beneficial ownership.
               The Plan states that
          each Plan participant shall
          have the right to direct the
          manner in which shares of
          common stock shall be voted
          at all stockholders
          meetings. The Department of
          Labor has expressed the view
          that, under certain
          circumstances, ERISA may
          require the Trustee to vote
          shares which are not
          allocated to participants
          accounts. Since, in the view









CUSIP No. 397838103                Page 6 of 8 Pages


          of the Bank and Bankers Trust
          New York Corporation, such
          voting power is merely a
          residual power based upon the
          occurrence of an unlikely
          contingency, and is not a
          sole or shared power to vote
          the securities, the Bank and
          Bankers Trust New York
          Corporation hereby disclaim
          beneficial ownership of such
          securities.

     (b)  Percent of Class:

          The stock described in Item
          4(a) above as to which the
          Bank acknowledges beneficial
          ownership constitutes 0.4% of
          the Issuers outstanding
          Common Stock. The stock as to
          which the Bank disclaims
          beneficial ownership
          constitutes 5.5% of the
          Issuers outstanding stock.

     (c)  Number of shares as to which
the Bank has:

     (i)  sole power to vote or to direct the vote -

          Bankers Trust Company 2,900 shares

     (ii) shared power to vote or to direct the vote -

          Bankers Trust Company     0 shares

     (iii)sole power to dispose or to direct the disposition of -
          Bankers Trust Company 3,300 shares

     (iv) shared power to dispose or to direct the
          disposition of -
          Bankers Trust Company     0 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.













CUSIP No. 397838103                Page 7 of 8 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuers employee benefit plan, for which the bank serves as Trustee, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


Item 10   CERTIFICATION:

          By signing below I certify
          that, to the best of my
          knowledge and belief, the
          securities referred to above
          were acquired in the ordinary
          course of business and were
          not acquired for the purpose
          of and do not have the effect
          of changing or influencing
          the control of the issuer of
          such securities and were not
          acquired in connection with
          or as a participant in any
          transaction having such
          purpose or effect.















CUSIP No. 397838103                Page 8 of 8 Pages


SIGNATURE:

     After reasonable inquiry and to
the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1997

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for
               employee benefit plans.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary




           EXHIBIT TO ITEM 7

The chain of ownership from Bankers
Trust New York Corporation to Bankers
Trust Company is shown below:


  Bankers Trust New York Corporation

                   |
                 100%
                   |

         Bankers Trust Company